UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MOBIQUITY TECHNOLOGIES, INC., formerly Ace Marketing & Promotions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60743F102

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road,Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743F102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Arnost
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,500,002
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,500,002
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,002
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON* IN

* Based upon 45,383,682 shares outstanding as of June 30, 2013, plus 1,133,334 warrants/options owned by Mr. Arnost for a total of 46,517,016 shares.

CUSIP No. 60743F102	13D	Page 3 of 5 Pages

This Schedule 13D contains information on Thomas Arnost as of May 28, 2013, except as indicated otherwise. Two Schedule 13D/A’s will be filed contemporaneously with this filing to provide updated information as of the dates described in the Schedule 13D/A.

Item 1. Security and Issuer

This statement relates to the Common Stock of Mobiquity Technologies, Inc., formerly Ace Marketing & Promotions, Inc. (the “Issuer”). The Issuer’s executive office is located at 600 Old Country Road, Suite 541, Garden City, NY 11530.

Item 2. Identity and Background

(a)	Thomas Arnost

(b)	c/o Mobiquity Technologies, Inc., 600 Old Country Rd., Suite 541, Garden City, NY 11530

(c)	Private investor

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3. Source and Amount of Funds or Other Consideration

Personal funds.

CUSIP No. 60743F102	13D	Page 4 of 5 Pages

Item 4. Purpose of Transactions

The Reporting Person has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Arnost is a director of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D other than those announced by the Issuer under the Securities Exchange Act of 1934, as amended. In this respect, the Reporting Person as of May 28, 2013 or June 30, 2013 had no plans which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of June 30, 2013, the Issuer has outstanding 45,383,682 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 2,500,002 shares of Common Stock (inclusive of outstanding warrants/options to purchase 1,133,334 shares), representing 5.4% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him. (Note: Of the warrants/options to purchase 1,333,334 shares, 300,000 include options granted to the Reporting Person as a director of the Issuer and the remaining balance of 833,334 warrants in addition to Mr. Arnost’s ownership of 1,166,668 shares were purchased by Mr. Arnost in private transactions with the Issuer.)

(c) On May 28, 2013, the Issuer issued to the Reporting Person 333,334 shares of Common Stock at $.30 per share, plus warrants to purchase 166,667 shares at $.50 per share through December 15, 2017.

(d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Reporting Person receives a $5,000 monthly fee as a director. The Reporting Person is also eligible to receive a 12% sales commission on all sales introduced to the Issuer by the Reporting Person.

Item 7. Materials to be filed as Exhibits

Not applicable.

CUSIP No. 60743F102	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2013

Signature By: /s/Thomas Arnost

Thomas Arnost